FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, March 17, 2005 and April 21, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover

            Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)
Date: April 22, 2005	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)

March 17, 2005

Trading Symbol TSX Venture: GTC

HVC 2004 Drilling Results Press Release

Getty Copper Inc.  has on February 28, 2005 received a report discussing the drilling results from the recently optioned Getty claims covering the northwest three quarters of Getty’s mineral property holdings in the Highland Valley copper camp.   The claims were optioned to Highland Valley Copper (HVC) on December 18, 2003.  The option was terminated on December 18, 2004.  The Option did not include the claims covering the Getty South and Getty North deposits.  The drill program was supervised by Lorne Bond, P.Eng. a qualified person under National Instrument 43-101 guidelines.  All holes were logged and sampled at HVC’s exploration facility at the Highland Valley Mine.  Selected samples were sent to the TeckCominco Global Discovery Laboratory in Vancouver for analyses.  Samples were analyzed for 28 elements using standard ICP techniques with a separate 5 gm sample of pulp was digested in aquaregia followed by DIBK solvent extraction and analyzed by Atomic Absorption.

Hole G2004-01 was collared at UTM Zone 10 5610200N 63040E 12 km west northwest of Getty’s Getty North deposit at a dip of -90 and to a depth of 250.76 meters to test for part of Getty’s north valley IP anomaly.   This hole intersected Eocene volcanic rocks to a depth of 135.5 meters then into altered and silicified Nicola volcanics.  The entire section of altered Nicola volcanics was sampled and analyzed.  All copper results were less than 50 ppm and all other analyzed elements returned less than anomalous results.

Hole G2004-02 was collared at UTM Zone 10 5608965N 63120E 1.9 kilometers south southeast of hole G200401 at a bearing of 225, a dip of -60 and drilled to a depth of 244.75 meters to test for part of Getty’s north valley IP anomaly.  This hole intersected roof pendants of altered and silicified Nicola volcanics intruded by Guichon border phase intrusives.  The lower four fifths of this hole was sampled and analyzed.  The hole had several zones reporting greater than 200 ppm copper or 400 ppm zinc.  The elevated zinc values hosted by Nicola volcanics helps to explain historic zinc in soil anomalies in the area.

DDH200402 DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	ppm Zn	Lithology
102	132		605	Magnetite bearing Nicola volcanics
123	126	291		Magnetite bearing Nicola volcanics
156	159	212		Diorite at Nicola contact
168	171	1157		Diorite
183	186	293		Diorite at Nicola contact
222	225	228		Diorite
231	240	317		Diorite near Nicola contact

Hole G2004-03 was collared at UTM Zone 10 5609058 629715 1.4 kilometers south southwest of hole G200401 at a bearing of 135, a dip of -60 and drilled to a depth of 251.76 meters to test for part of Getty’s north valley IP anomaly.  This hole intersected altered, hornfelsed and locally pyritized Nicola volcanics intruded by 2 meter Guichon border phase dyke at 115 meters.  Two intervals returned greater than 200 ppm copper.

DDH200403 DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	Lithology
39	42	285	Altered Nicola volcanics
123	126	202	Altered Nicola volcanics

Hole G2004-04 was collared at UTM Zone 10 5607010N 632060E 1.7 kilometers south southeast of hole G200402 at a bearing of 270, a dip of -60 and drilled to a depth of 97.5 meters.  This hole intersected altered, Hornfels and magnetized Nicola volcanics. This hole was abandoned.

DDH200404 DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	Lithology
21	27	243	Magnetite bearing and altered Nicola volcanics
33	39	438	Magnetite bearing and altered Nicola volcanics
42	48	265	Magnetite bearing and altered Nicola volcanics
57	60	220	Magnetite bearing and altered Nicola volcanics
84	90	355	Magnetite bearing and altered Nicola volcanics

Hole G2004-04A was collared at UTM Zone 10 5609058 629715 at a dip of -90, drilled to a depth of 200.25 meters from the same site a G200404. This hole intersected altered, hornfelsed and locally pyritized Nicola volcanics.

DDH200404A DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	Lithology
9	12	234	Magnetitite bearing altered Nicola volcanics
66	69	204	Magnetitite bearing pyritic Nicola volcanics
162	165	394	Magnetitite bearing pyritic Nicola volcanics
168	171	210	Magnetitite bearing pyritic Nicola volcanics
180	186	241	Magnetitite bearing pyritic Nicola volcanics
195	198	212	Magnetitite bearing pyritic Nicola volcanics

Hole G2004-05A was collared at UTM Zone 10 5603364N 640858E at a bearing of 270, a dip of -50 and drilled to a depth of 347.77 meters.  The hole is located northeast of the Transvaal prospect.  Of interest is near the top of the hole an “explosive hydrothermal breccia with Guichon and later dyke fragments” was intersected.  The near surface mineralized fault zone is subparrallel to the core axis possibly subparralleling a strong east southeast trending linear.  A similar structure at the nearby Chamberlain shaft reportedly contains over 6.5% copper over a true width of 2.5 meters (Gower-Thompson 89).   The 2004 core recovery was very poor and the best mineralization was adjacent to where the hole had to be re-cased with a fault zone.  Copper grades may be under represented here.  The mineralized section from 285 to 309 m is associated with shears at 60 deg. to the core axis.

	DDH200405A DRILLING HIGHLIGHTS
	FROM (m)	TO (m)	ppm Cu	Ag ppm	W ppm	Lithology
	18	29.87	454			Propylitically altered Guichon granodiorite
incl.	27	29.87	882	296	482	Fault and rubble zone (23.5 29.87)
	29.87	36.58				No recovery
	36.58	54	635			Clast supported hydrothermal Guichon breccia
incl.	42	45	1887			Clast supported hydrothermal Guichon breccia
	75	78	354			Hydrothermally altered fault zone
	81	84	412			Propylitically altered Guichon granodiorite
	108	111	206			Prop. Alt. Guichon Quartz-tourmaline veining
	129	135	339			Prop. and potassic alt. Guichon
	144	150	229			Crowded feldspar porphyry dyke contact
	168	198	350			Crowded feldspar porphyry dyke and Guichon
	219	225	348			Crowded feldspar porphyry dyke
	267	273	382			Crowded feldspar porphyry dyke contact
	285	309	922			Crowded feldspar ppy dyke-Guichon-Fault
incl.	294	303	1555			Faulted intensely altered Guichon
incl.	294	297	2258			Faulted intensely altered Guichon
	324	327	419			Fault zone at porphyry dyke contact
	339	342	291			Fault zone at Tertiary intrusive contact

Hole G2004-06 was collared at UTM Zone 10 5602646N  641175E, at a bearing of 090, a dip of -49 and drilled to a depth of 300.84 meters. The hole was collared on Lot195A and entered HVC claims to the east at about 50 meters.  Several mineralized intersections related the “Bethlehem” plagioclase porphyry dykes hosting oxidized copper and chalcopyrite bearing quartz-tourmaline veining and chrysocolla stockwork.  Bethlehem intrusives commonly host the copper mineralization at nearby Bethlehem mine.

	DDH200406 DRILLING HIGHLIGHTS
	FROM (m)	TO (m)	ppm Cu	Lithology
	6.71	9	248	Propylitically altered Guichon granodiorite
	12	21	413	Bethlehem (plagioclase ppy dyke) contact
	33	51	1431	Bethlehem (plagioclase ppy dyke) contact
incl.	33	36	5016	Bethlehem (plagioclase porphyry dyke)
incl.	42	45	1029	Bethlehem (plagioclase porphyry dyke)

Hole G2004-08 was collared at UTM Zone 10 5601795N  636600E at a bearing of 090, a dip of -70 and drilled to a depth of 300.84 meters in the Cinder Hill Area 4 kilometers due west of the Getty South Deposit.  The hole collared into 28 meters of overburden then into Bethlehem granodiorite.  Alteration generally increased downhole from weakly propyllitic to locally strong shear associated argillic.  No samples were taken for analyses.

Hole G2004-09 was collared at UTM Zone 10 5602690N  635609E 1.3 kilometers northwest of hole G200408 at a bearing of 090, a dip of -70 and drilled to a depth of 300.53 meters.  This hole cased thru 43 meters of overburden then intersected to 115.2 meters the Tertiary vent complex.  The remainder of the hole was Guichon granodiorite intruded by several Bethlehem dykes.  Weak copper mineralization was concentrated near the bottom of the hole.

DDH200409 DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	Lithology
240	246	338	Bethlehem (plagioclase porphyry dyke)
252	255	257	Bethlehem (plagioclase porphyry dyke)
258	261	358	Fault zone - Guichon contact
285	291	369	Propylitically altered Guichon granodiorite

Hole G2004-10 was collared at UTM Zone 10 5602681N  636003E at a bearing of 090, a dip of -70, drilled to a depth of 300.84 meters and 400 meters due east of hole G200409.  After casing to 34 meters Tertiary volcanic vent breccias were intersected to 239.9 meters.  Weakly propyllitic and locally albitic altered Bethlehem granodiorite was encountered to the final depth of the hole. No samples taken from this hole were sent for analyses.

Hole G2004-11 was collared at UTM Zone 10 5602600N  635500E at a bearing of 090, a dip of -70, drilled to a depth of 76.22 meters and 600 meters east southeast of hole 200410.  This hole was abandoned in deep overburden.  This hole had to be plugged due to high artesian water flow.

Hole G2004-11A was collared at UTM Zone 10 5602600N  635605E at a dip of -90, drilled to a depth of 322.17 meters and 100 meters due west of hole 20040411.   This hole was cased to 88.9 meters and intersected Tertiary sediments and vent collapse breccias to 230.8 meters then weakly propylitically altered and sporadically pyrite mineralized Guichon granodiorite to 322.17 meters.   No analyzed samples returned greater than 50 ppm copper.

Hole G2004-12 was collared at UTM Zone 10 5602690N  636945E at a bearing of 090, a dip of -70, drilled to a depth of 300.84 meters and 450 meters due east of hole 2004-11A.   This hole was cased to 119.5 meters and intersected Tertiary sediments and vent collapse breccias to 179.8 meters then into weakly propylitically altered and sporadically pyrite mineralized Guichon granodiorite with Bethlehem granodiorite dykes to 288 meters.   No analyzed samples returned greater than 150 ppm copper.

Hole G2004-14 was collared at UTM Zone 10 5603300N  636383E at a bearing of 090, a dip of -70, drilled to a depth of 295.66 meters and 700 meters due north of hole G200411. This hole encountered Tertiary lacustrine sediments, Tertiary vent and collapse breccias and flows to it final depth.

Hole G2004-16 was collared at UTM Zone 10 5604740N  636905E at a bearing of 090, a dip of -70, drilled to a depth of 300.84 meters and 1.55 kilometers north northeast of hole G200414 and about 500 meters east of the Glossie high grade copper occurrence.  After casing to 51.8 meters Tertiary volcanic lacustrine sediments and andesitic flows were intersected to 129.7 meters.  From 108 to 129.7 meters 2-4% pyrite and marcasite occurs within the Tertiary volcanics.  Very weakly propyllitic altered Guichon granodiorite was encountered to the final depth of the hole. No samples taken from this hole from Tertiary or Guichon rocks returned greater than 120 ppm copper.

Hole G2004-18 was collared at UTM Zone 10 5604521N  631600E at a bearing of 090, a dip of -70, drilled to a depth of 306.02 meters and 2.5 kilometers south southeast of hole G200404 into the south end of the North Valley IP anomaly.  The hole intersected intensely silicified Nicola volcanics with variable amounts of secondary pyrite.  Several shear associated weakly copper mineralized zones were encountered (see below).  These rocks are distinctly zinc bearing compared to Tertiary or Highland valley phase intrusives.

DDH200418 DRILLING HIGHLIGHTS
FROM (m)	TO (m)	ppm Cu	Lithology
162	165	207	Pyritic silicified Nicola volcanics
219	222	749	Pyritic silicified Nicola volcanics
231	234	408	Pyritic silicified Nicola volcanics
288	291	208	Pyritic silicified Nicola volcanics

Hole G2004-19 was collared at UTM Zone 10 5605096N  630896E at a bearing of 090, a dip of -70, drilled to a depth of 352.20 meters and 900 meters northwest of hole G200418.  Only one interval (27-30 m) returned 201 ppm copper. The hole intersected moderately to weakly silicified Nicola volcanics with variable amounts of secondary pyrite.  Several shear associated weakly copper mineralized zones were encountered.  Also these rocks are distinctly zinc bearing compared to Tertiary or Highland valley phase intrusives.  Alteration appeared to be decreasing near the bottom of the hole.

Hole G2004-20 was collared at UTM Zone 10 5608987N  627033E at a bearing of 270, a dip of -50, drilled to a depth of 298.64 meters and 2.05 kilometers due west of hole G200403.  The hole intersected intensely to weakly silicified Nicola volcanics with variable amounts of secondary pyrite.  Several shear associated weakly copper mineralized zones were encountered. Only one (183-186 meters) returned 1198 ppm copper.  These rocks are distinctly zinc bearing compared to Tertiary or Highland valley phase intrusives.  Alteration appeared to be decreasing near the bottom of the hole.

Summary.  Only intrusive rocks and structures surrounding the Transvaal Occurrence returned significant copper mineralization and accompanying alteration.  Here sub economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusive were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply overburdened covered.   The Glossie Copper Occurrence was not tested during this program.  Only weakly anomalous copper and zinc mineralization was encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the north Valley IP anomaly.  However the drilling here was very wide spaced and Getty will carefully review this work in relation to earlier exploration results to determine if additional untested targets exist in this area.  The Iron sulphide mineralized Tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

Joseph E.L. Lindinger, P.Geo. of the firm Watts Griffis and McOuat Ltd. is the qualified person under National Instrument 43-101 guidelines responsible for the contents of this release.

For further information please contact:

John M. Parks

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC, V3K 3P1

Phone: 604-931-3231        Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

April 21, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces that, pursuant to the Company’s Share Option Plan, it has reset the exercise price and reduced the term of 850,000 outstanding incentive share options at $0.15 for the period April 15, 2005 to April 14, 2006; $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008, subject to regulatory and disinterested shareholder approval.

Also, pursuant to the Company’s Share Option Plan, the Company has granted an additional 1,950,000 incentive share options at $0.15 for the period April 15, 2005 to April 14, 2006; $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008.

For further information please contact:

John Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.